UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Banco Santander, S.A.

EXPLANATORY NOTE

In connection with the issuance by Banco Santander, S.A. of $300,000,000 aggregate principal amount of Senior Non Preferred Floating Rate Notes due 2030, $1,250,000,000 aggregate principal amount of 4.551% Senior Non Preferred Fixed Rate Notes due 2030 and $1,250,000,000 aggregate principal amount of 5.127% Senior Non Preferred Fixed Rate Notes due 2035, Banco Santander, S.A. is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-271955):

Exhibit List

Exhibit No.	Description

1.1	Underwriting Agreement dated as of October 30, 2025

4.1	Third Supplemental Indenture, dated as of November 6, 2025, to the Senior Non Preferred Debt Securities Indenture, dated as of March 14, 2024, among Banco Santander, S.A., as Issuer, The Bank of New York Mellon, London Branch, as Trustee, Calculation Agent and Principal Paying Agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar

4.2	Form of Global Note for the Senior Non Preferred Floating Rate Notes due 2030 (included in Exhibit A of the Third Supplemental Indenture to the Senior Non Preferred Debt Securities Indenture (Exhibit 4.1 to this filing))

4.3	Form of Global Note for the 4.551% Senior Non Preferred Fixed Rate Notes due 2030 (included in Exhibit B of the Third Supplemental Indenture to the Senior Non Preferred Debt Securities Indenture (Exhibit 4.1 to this filing))

4.4	Form of Global Note for the 5.127% Senior Non Preferred Fixed Rate Notes due 2035 (included in Exhibit C of the Third Supplemental Indenture to the Senior Non Preferred Debt Securities Indenture (Exhibit 4.1 to this filing))

5.1	Opinion of Uría Menéndez

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Uría Menéndez (included in Exhibit 5.1 to this filing)

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2 to this filing)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

By:	/s/ José Antonio Soler
Name: José Antonio Soler
Title: Authorized Representative

Date: November 6, 2025